Exhibit 99.12

SOLARBANK

The future is bright.

INVESTOR PRESENTATION – FEBRUARY 10, 2023

A final prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in in Alberta, British Columbia and Ontario. A copy of the final prospectus, and any amendment, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final prospectus, and any amendment, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Disclaimer

SOLARBANK

This presentation is provided for informational purposes only and should not be considered a recommendation to purchase, sell or hold any security. The information set forth herein is not intended to provide the basis for any investment decision and should not be considered as a recommendation by SolarBank Corporation (the "Company") or any of its affiliates to any recipient of this presentation.

An investment in the common shares ("Common Shares") of the Company is highly speculative and involves significant risks that you should consider before purchasing such Common Shares. You should carefully review the risks outlined in the final prospectus, any amendment, and in the documents incorporated by reference in each of the foregoing documents as well as the information under the heading "Forward-Looking Information" and "Risk Factors" in the preliminary prospectus and the final prospectus.

This presentation is dated as of February 10, 2023, and has been prepared in connection with an offering of Common Shares. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. All information is as of the presentation date unless noted otherwise. All information is derived solely from management of the Company and otherwise publicly available third-parties and does not purport to be complete nor is it intended to be relied upon as advice (legal, financial, tax or otherwise) to current or potential investors. Each prospective investor should contact his, her or their own legal adviser, independent financial adviser or tax adviser for legal, financial or tax advice.

No person has been authorized to give any information or make any representations other than those contained in this presentation and, if given and/or made, such information or representations must not be relied upon as having been so authorized.

Investors should rely only on the information contained in or incorporated by reference into final prospectus. The Company has not authorized anyone to provide investors with different information. Information contained on the Company's website shall not be deemed to be a part of the final prospectus or incorporated by reference therein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Common Shares. Neither the Company nor the Agents are making an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in the final prospectus is accurate as of any date other than the date on the face page of the final prospectus. The Company's business, operating results, financial condition and prospects may have changed since that date; however, if, after a receipt for the final prospectus is issued but before the completion of the distribution under the final prospectus, a material change (as such term is defined under applicable Canadian securities laws) occurs in the business, operations or capital of the Company, the Company must file an amendment to the final prospectus as soon as practicable.

No Registration under the Securities Act of 1933

None of the securities of the Company have been, nor will they be, registered under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**"), or any state securities laws, and may not be offered and sold in the United States, or for the account or benefit of any U.S. person or any person in the United States. "U.S person" and "United States" are as defined in Regulation S under the U.S. Securities Act. This presentation does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. No securities of Company have been approved or disapproved by the United States Securities and Exchange Commission or by any state securities commission or regulatory authority, nor have any of the foregoing authorities passed on the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense.

SOLARBANK

Forward-Looking Information

Forward-Looking Information

This presentation contains forward-looking statements or information (collectively "**forward-looking statements**") within the meaning of applicable securities laws. Forward-looking statements contained herein that are based on current expectations, estimates, forecasts, projections, beliefs and assumptions made by management of the Company about the industry in which it operates. Such statements include, in particular, statements about the Company's plans, strategies and prospects, the Company's expectations regarding its operations; industry trends and overall market growth; the Company's growth strategies; the Company's intention to grow the business and its operations; expectations with respect to future costs; the Company's competitive position and the regulatory environment in which the Company operates; the Company's expected business objectives and future plans including ownership of independent power producer (IPP) assets, development of Community solar power plants, utility scale solar farms and Behind-the-Meter (BTM) solar project portfolios for large corporations to achieve Net-Zero, statements about the Company's acquisition pipeline, long term success and the Company's goal to optimize energy production, operating expenses and capital structure. Words such as "may", "might", "will", "expect", "anticipate", "estimate", "intend", "plan", "indicate", "seek", "believe", "predict" or "likely", or the negative of these terms, or other similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. The Company does not intend, and disclaims any obligation, to update any forward-looking statements after it files this presentation, whether as a result of new information, future events or otherwise, except as required by the securities laws. These forward-looking statements are made as of the date of this presentation.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs and expected future developments and other factors it believes are appropriate. Such statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. In making the forward looking statements included in this presentation, the Company has made various material assumptions, including but not limited to: (i) obtaining the necessary regulatory approvals; (ii) that regulatory requirements will be maintained; (iii) general business and economic conditions; (iv) the Company's ability to successfully execute its plans and intentions; (v) the availability of financing on reasonable terms; (vi) the Company's ability to attract and retain skilled staff; (vii) market competition; (viii) the products and services offered by the Company's competitors; (ix) that the Company's current good relationships with its service providers and other third parties will be maintained; and (x) government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, prospective purchasers of Common Shares should not place undue reliance on these forward-looking statements. Whether actual results, performance or achievements will conform to the Company's expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under "Risk Factors" in the final prospectus, which include: the Company may be adversely affected by volatile solar power market and industry conditions; in particular, the demand for its services may decline, which may reduce its revenues and earnings; the execution of the Company's growth strategy depends upon the continued availability of third-party financing arrangements for the Company and its customers. the Company's future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power, which could cause demand for the Company's services to decline; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company's project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving power purchase agreements (PPAs) and project-level financing arrangements, including failure or delay in entering into PPAs, defaults by counterparties and contingent contractual terms; the Company is subject to numerous laws, regulations and policies at the national, regional and local levels of government in the markets where it does business. Any changes to these laws, regulations and policies may present technical, regulatory and economic barriers to the purchase and use of solar power and battery storage products, solar projects and solar electricity; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; the Company's quarterly operating results may fluctuate from period to period; foreign exchange rate fluctuations; a change in the Company's effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company's results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing necessary to fund planned operations and make adequate capital investments in solar project development; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation; unexpected warranty expenses that may not be adequately covered by the Company's insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity and entities that have the ability to interconnect projects to the grid, which exposes the Company and its utility scale solar projects to additional risk; compliance with environmental laws and regulations can be expensive; corporate responsibility, specifically related to Environmental, Social and Governance matters and unsuccessful management of such matters may adversely impose additional costs and expose the Company to new risks; the impact of COVID-19 on the Company is unknown at this time and the financial consequences of this situation cause uncertainty as to the future and its effects on the economy and the Company; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company does not anticipate paying cash dividends; the Company may become subject to litigation; discretion of the Company on use the net proceeds of the Offering; no guarantee on the use of available funds by the Company; the Company will be subject to additional regulatory burden resulting from its public listing on the Canadian Securities Exchange; the Company cannot assure you that a market will develop or exist for the Common Shares or what the market price of the Common Shares will be; the market price for Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control; future sales of Common Shares by existing shareholders could reduce the market price of the Company's shares; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

These factors should not be considered exhaustive. If any of these risks or uncertainties materialize, or if assumptions underlying the forward-looking statements prove incorrect, actual results might vary materially from those anticipated in those forward-looking statements. Information contained in forward-looking statements in this presentation is provided as of the date of this presentation, and we disclaim any obligation to update any forward-looking statements, whether as a result of new information or future events or results, except to the extent required by applicable securities laws. Accordingly, potential investors should not place undue reliance on forward-looking statements, or the information contained in those statements. All of the forward-looking statements contained in this presentation are expressly qualified by the foregoing cautionary statements. Investors should read the entire final prospectus and consult their own professional advisors to assess the income tax, legal, risk factors and other aspects of their investment.

SOLARBANK

Overview

The Company was founded in 2013 and is based in Toronto, Canada. The Company is an independent renewable and clean energy project developer focusing on distributed and community solar projects in Canada and the USA. The Company develops solar projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading solar markets including projects with utilities, host off-takers, community solar, and virtual net metering projects.

MISSION

To support the energy transition in North America through deployment of clean energy at a distributed scale closer to where consumption occurs.

OBJECTIVE

To scale-up as a leading developer, owner and operator of a significant fleet of distributed solar power assets that have economic and technical value.

TECHNOLOGY AGNOSTIC

Originate, develop, design and build solar power projects. The Company is gaining expertise in battery storage, co-generation and other technologies that will enable greater penetration of clean energy.

EXPERTISE

The Company's veteran management team with decades of experience in the renewable energy sector executes solar projects with speed and scale; The Company's management is experienced in working with 1,000+ clients including municipalities, First Nations and Community Co-operatives.

Key Investment Highlights

LEADING SOLAR DEVELOPER	• In the last 10 plus years, the Company's team delivered value in Ontario's FIT program, New York's Community Solar Program, and an RFP issued by the Maryland Department of Transportation. • The Company designed and constructed 100 plus solar power plants, including commercial & industrial (C&I) rooftop installations and ground mount solar farms of varying scale. • Through its contracted customer care centers in Boston and Chicago the Company serves more than 4,000 retail electricity customers as community solar subscribers. • Off-takers include a diverse mix of utilities, municipalities, community solar subscribers, investment funds and family offices. • The Company enters into agreements with with EPC subcontractors to execute on current pipeline and drive future pipeline development. • The Company assists with securing sponsor equity, tax equity, long-term debt, and construction financing to deploy solar power plants.
EXPERIENCED MANAGEMENT TEAM	• The Company's highly experienced management team has a long-standing track record in solar, clean and renewable technology and finance. • The management team has successfully developed and financed solar projects in Ontario and New York. • Internal operations & management (O&M) and asset management expertise enables efficient oversight and optimizes performance for all projects.
LEADING SOLAR MARKETS	• The Company has a deep understanding of all incentive programs in its current and growth markets to maximize returns.
ATTRACTIVE PROJECT CHARACTERISTICS	• The Company has managed over $70 million in project financing to-date and has access to low-cost development financing by collaborating with tax-advantaged investment funds seeking Canadian Renewable Conservation Expenses in Canada or federal Investment Tax Credits in the United States.
ATTRACTIVE INVESTMENT OPPORTUNITY	• The Company's pipeline projects will have long-term contracted revenue streams. • Declining solar project installation costs make solar competitive with traditional sources of energy without incentives; incentives may further improve a project's economics.

SOLARBANK

The Power of the Sun

- People need energy for nearly everything they do. The majority of the energy sources on earth are still coal and natural gas, representing close to 60% of global electricity supply.[1] However, fossil fuel reserves are limited.
- Conversely, the sun has all the energy our civilization needs. A single hour of solar energy could provide enough energy to power the planet for a year. Unlike conventional energy sources, it will take 5 billion years for the sun to run out of fuel.[2]
- Because of this abundance of solar power, we only need a small percentage of the planet's surface to harvest enough energy to power the planet. For example, in Ethiopia just 0.005% of the country's land area could generate sufficient power to cover existing needs, and in Mexico that figure is just 0.1%.[3]

- Solar photovoltaic (PV) potential varies across Canada, with the highest insolation in southern Saskatchewan, Alberta, Manitoba, and Ontario, and the lowest in northern and coastal regions. The National Energy Board of Canada expects that by 2040, solar power will generate 13% of the country's electricity.[4]
- Solar power is more affordable, accessible, and prevalent in the United States than ever before. From just 0.34 GW in 2008, U.S. solar power capacity has grown to an estimated 97.2 GW today.[5] This is enough to power the equivalent of 18 million American homes at average consumption.[6] Today, only a small percentage of U.S. electricity comes from solar energy. According to the US Department of Energy, with aggressive cost reductions, enabling policies, and large-scale electrification, solar could account for as much as 40% of the nation's electricity supply by 2035 and as much as 45% by 2050.[7]


Annual Photovoltaic Potential:
South-facing with Latitude Tilt


SOLAR RESOURCE MAP
PHOTOVOLTAIC POWER POTENTIAL
UNITED STATES OF AMERICA
WORLD BANK GROUP
ESMAP
Long term average of PVOUT, period 1999-2018
Daily totals: 2.0 2.4 2.8 3.2 3.6 4.0 4.4 4.8 5.2 5.6
Yearly totals: 730 876 1022 1168 1314 1461 1607 1753 1899 2045
kWh/kWp

Political Trend

Net Zero by 2050 – the Best Way to Halt Climate Change

- 'Net zero' means our total carbon emissions are equal to or less than the emissions we remove from the environment. This is a key driver of future business.
- The most feasible pathways to net-zero emissions include four main strategies:

  1. Generate electricity without emissions using sources such as wind, solar, nuclear, and water power.

  2.Use vehicles and equipment that are powered by electricity instead of fossil fuels.

  3. Use energy more efficiently.

  4. Remove carbon dioxide from the atmosphere.

- This will require new policies and investments and participation and commitment by government, industry, and individuals. To date more than 140 countries have now set or are considering a target of reducing emissions to net zero by 2050.[8]
- United Nations Secretary-General António Guterres called on the world to "end fossil fuel pollution and accelerate the renewable energy transition, before we incinerate our only home.[9]"



The Road to Net Zero
Countries with concrete laws or policy documents for carbon neutrality by target year
Suriname
Bhutan
2060
2053
2050
2045
2040
2035
Achieved
Source: Energy & Climate Intelligence Unit
statista

SOLARBANK

Political Trend

Canada is Committed to Net-Zero Emissions by 2050

- The **Canadian Net-Zero Emissions Accountability Act**, which became law on June 29, 2021, enshrines in legislation Canada's commitment to achieve net-zero emissions by 2050.
- Canada has accelerated the **phase-out of coal**, implemented natural gas regulations and put a price on carbon pollution.
- The Government will connect regions with clean power through Regional Strategic Initiatives.
- **The Greenhouse Gas Pollution Pricing Act** (the GGPPA) encourages the reduction of GHG emissions. The Liberal Party of Canada has signaled its intention to continue the annual price increases until the price on emissions reaches $170 per tonne of CO2e by 2030.[10]

The USA Wants Net-Zero by No Later Than 2050

- The US Government has a goal of **100% emission free power by 2035.**[11]
- The US government has a goal of **net-zero emissions by 2050.**[11]



- Biden infrastructure plan ("**American Jobs Plan**") will result in very favorable federal policy environment for renewable energy development in the US with a 100% emission free power sector by 2035 and economy wide net zero emissions by 2050. Included in the American Jobs Plan related to tax credits[11]:
- Extend renewable energy tax credits for 10 years.
- "Direct Pay" allowing tax credits to be cash paid for those without tax capacity.
- New credit for energy storage.


Emissions (Gigatons CO_2e)
Percent Below 2005
7
6
5
4
3
2
1
0
0%
-10%
-20%
-30%
-40%
-50%
-60%
-70%
-80%
-90%
-100%
1990
1995
2000
2005
2010
2015
2020
2025
2030
2035
2040
2045
2050
17% BELOW 2005 LEVELS IN 2020
26-28% BELOW 2005 LEVELS IN 2025
50-52% BELOW 2005 LEVELS IN 2030
Net-Zero IN 2050
HISTORIC EMISSIONS
17% BELOW 2005 LEVELS IN 2020
U.S. PROJECTED EMISSIONS UNDER 2025 TARGET
U.S. PROJECTED EMISSIONS UNDER 2030 TARGET
U.S. PROJECTED EMISSIONS UNDER 2050 GOAL

Figure 1: United States historic emissions and projected emissions under the 2050 goal for net-zero. This figure shows historical U.S. GHG emissions from 1990 to 2019, the projected pathway to the 2030 NDC of 50-52% below 2005 levels, and the 2050 net-zero goal. The United States has also set a goal for 100% clean electricity in 2035. That goal is not an economy-wide emissions goal so does not appear in this figure, but it will be critical to support decarbonization in the electricity sector, which will in turn help the U.S. reach its 2030 and 2050 goals.

Source: The Long-Term Strategy of the United States: Pathways to Net-Zero Greenhouse Gas Emissions by 2050.

Political Trend

Inflation Reduction Act of 2022

The U.S. Inflation Reduction Act of 2022 provides $369 billion for climate and clean energy provisions, the most aggressive climate investment ever taken by Congress. The Act is expected to cut annual U.S. greenhouse gas emissions by about 1 billion metric tons by 2030[12]:

- The new climate spending package could extend the **solar Investment Tax Credit (ITC) for 10 years at 30%.** The credit applies to residential, commercial, and utility-scale developers and will create an effective discount of 30% on the capital cost of solar installations until 2033.
- **ITC for Standalone Storage** - until now, battery storage was only eligible for the ITC if it was directly charged by solar. With this bill, standalone storage is also eligible for ITC.
- **ITC for Interconnection Upgrades** - a significant portion of the cost of solar projects is to pay for utilities to upgrade the grid so that the solar project can connect to it. Until now these upgrades were not eligible for the ITC; with this bill they will be.

Supporting government initiatives and increasing investments in solar PV are expected to drive revenue growth of the market.:

- Rising demand for renewable energy, rising adoption of solar PV applications, and technological advancements in solar cells are the key factors driving PV market growth.
- Falling component and build costs and attractive financing make solar the lowest-cost generation alternative in many states.
- Demand for solar is also supported by:
  - Continued expansion of state-level policy.
  - Renewable portfolio standards in several States.
  - New demand from large corporate customers.



SOLARBANK

Company Profile

SolarBank Corporation – Safe, Reliable, Low Cost

SOLARBANK CORPORATION

- Based in Canada.
- Originates, develops, Engineering, Procurement and Construction (EPC), and operates solar assets in Canada and the USA.
- Business development focus on site origination, local permitting and community/landlord relations.
- Full in-house engineering and construction capabilities.

ABUNDANT SOLAR POWER INC.

- 100% owned by SolarBank Corporation, based in the USA with office in Rochester, NY.
- Focus on community solar and other ITC eligible solar power projects.
- ITC is a US federal income tax credit for certain types of renewable energy projects.





Company Development Experience in Canada and the USA

ONTARIO, CANADA:

- 1,000 plus Ontario FIT contracts developed.
- 150 plus solar FIT projects completed.

NEW YORK, USA:

- 70 Community solar projects in collaboration with Central New York Regional Planning and Development Board in NY.
- 6 Community and net metering solar projects in collaboration with Honeywell in NY.

MARYLAND, USA:

- 100 MW plus Community and net-metering solar projects under MDOT qualification to solarize the State's transportation systems.


Sudbury
North Bay
Montreal
Barrie
Toronto
Brockville
WISCONSIN
MICHIGAN
Madison
Milwaukee
Grand Rapids
Lansing
Sarnia
Chicago
Windsor
Cleveland
ILLINOIS
INDIANA
OHIO
Springfield
Indianapolis
Columbus
Pittsburgh
Harrisburg
Trenton
Philadelphia
Dover
Cincinnati
Louisville
Frankfort
Charleston
WEST VIRGINIA

High Successful Rate in Ontario FIT Program	
FIT 2	6 MW, DC
FIT 3.1	19 MW, DC
FIT 4	40 MW, DC
FIT 5	100 MW, DC

SOLARBANK

Our Customers

Canadian Solar PV Customers

The Company's customers in Canada include Community Solar **Subscribers**, Community Choice Aggregation (**CCA**), **Corporations** and **Utilities.**

Net Metering

Net Metering for Residential customers:

- Small project size
- Mass market efforts
- Not involved



Net Metering for Commercial and Industrial customers

- All provinces and Territories in Canada offer a net metering / grid-tie power buy-back program.
- Reasonable project and portfolio size
- In-house expertise
- Commercial aggregation and 3rd party financial ownership

Developer

IPP

Corporate Solar PPA:*

- Physical PPA
- Financial PPA, and
- RECs

Utility Solar PPA*:

- **RFPs**

Utility Scale

US Solar PV Customers

The Company's customers in the USA include Community Solar **Subscribers**, **Corporations** and **Utilities.**

Distributed Generation

Developer

IPP

Net Metering for Commercial and Industrial customers

- Forty-one States in the US offer net metering
- Reasonable project and portfolio size
- In-house expertise
- Commercial aggregation and 3rd party financial ownership

Community Solar for C&I and Residential customers:

- A Community Solar subscription is a plan to an offsite solar farm, or solar garden, that allows homeowners, renters, small businesses, religious organizations, and other nonprofits to support solar energy without the need to purchase a solar array or install rooftop panels on their property.

Corporate Solar PPA:

- Physical PPA
- Financial PPA, and
- Renewable Energy Certificates

Utility Solar PPA:

- A utility-scale solar facility is one which generates solar power and feeds it into the Electric Power Markets (Federal Energy Regulatory Commission), supplying a utility with energy.
- Virtually every utility-scale solar facility has a power purchase Agreement (PPA) with a utility, guaranteeing a market for its energy for a fixed term of time.

Utility Scale

The Company's Long-term Sustainable Competitive Advantage
People, Process, Experience



- The Company has grown through participating in standard offering programs such as the Ontario FIT program and NY NESERDA's Community Solar Program. It has developed and built renewable and clean energy projects in Canada and the USA.
- The Company has delivered value at non-utility solar projects as a developer and a full-service EPC contractor and an asset manager; however, to deliver more growth in solar project volumes the Company's goal is to become an Independent Power Producer aiming at long-term, sustainable and profitable growth.
- To meet the desire for growth, the Company is re-positioning itself to deliver integrated growth solutions that expand from developer to an IPP over C&I, Community and utility solar PV market segments.
- The Company's core competency is its experienced project development team, and proven ability to originate, develop, design, construct and operate solar farms.
- Development team can translate customer needs into value added solutions.
- The Company provides streamlined solutions that are safe, reliable and low cost.
- Company solutions are simple, focused and fast to implement.

The Company's Long-term Sustainable Competitive Advantage


Origination
•Policy analysis
•Financial analysis
•Site control
Development
•Grid Interconnection
•AHJ Permitting
•Environmental Approvals
•Incentives & PILOT/Tax
•Power Purchase Agreement
Financing
Equity
ITC, Debt and
Construction financing
Delivery
Engineering
Procurement
Construction
O&M, SM, AM
O&M
Subscriber Management
Asset Management

FULLY INTEGRATED BUSINESS MODEL

Site Origination

- Analysis and Intelligence.
- Partnerships.
- Site control.

Development

- Utility relationship.
- Municipal site plan, zoning & environmental permits.
- Tax and off-taker negotiations.

Financing

- Sponsor equity.
- Investment tax credits.
- Long-term financing.
- Construction financing.

EPC

- Engineering design and construction drawings.
- Procurement of bankable equipment.
- Construction management.
- System commission.

Power Production

- Preventative and reactive Operation and Maintenance.
- Subscriber Management.
- Asset Management.

The Company's Strategic Direction – Sustained Profitable Growth

ACTION:

- Support the energy transition in North America through deployment of clean energy at a distributed scale closer to where consumption occurs.
- Activate pathways: expand the core (Solar PV Plants) and innovate into adjacencies (Battery Storage).
- Execute with excellence: growth oriented operating model; alliances, joint ventures and M&A; capabilities development.

TODAY:

- Developer fee for service oriented.
- Community solar power plants.
- Behind-the-Meter (BTM) solar projects.

TOMORROW:

- Ownership IPP asset oriented.
- Community solar power plants.
- Utility scale solar farms.
- Behind-the-Meter (BTM) solar project portfolios for large corporations to achieve Net-Zero.

Management

Dr. Richard Lu, MD, MSc., MHSc., MBA
President & Chief Executive Officer

Dr. Lu has more than 25 years of global energy experience developing and implementing growth strategies for organizations in North America, Europe and Asia. He leads a team of established and trusted developers, engineers, asset operators, and investors in the clean and renewable energy space in Canada and the USA. He is an Independent Director at Alkaline Fuel Cell Power Corporation (PWWR.NEO), a high-tech hydrogen fuel cell heat and power system company; and an Independent Director at dynaCERT Inc. (DYA.TSE), a growing high-tech company that specializes in hydrogen application in the transportation industry. He was the Managing Director of Sky Solar Holdings Co., Ltd. (SKYS, NASDAQ), and the VP of Business Development at ARISE Technology Corporation (APV-T). Dr. Lu previously held the position of Chief Conservation Officer and VP, EHS of Toronto Hydro Corporation, and senior positions with Enbridge Gas Distribution, Husky Injection Molding Systems Ltd., and Dillon Consulting

Sam Sun, MBA
Chief Financial Officer

Mr. Sun is a Chartered Professional Accountant in Canada with more than 15 years of experience in corporate finance, accounting and internal control. He has been the head of finance or finance director at various Canadian, U.S. and Chinese public and private companies in the cleantech, marketplace, manufacturing and mining sectors. Mr. Sun obtained the bachelor and master degrees in management from the Shanghai University of Finance and Economics in 2005 and 2014. Mr. Sun also obtained his MBA from the University of Toronto's Rotman School of Business in 2018.

Andrew van Doorn, PE
Chief Operating Officer

Mr. van Doorn has over 28 years of executive leadership experience in Engineering and Construction in the Renewable Energy and Utility sectors, with over 200MW of solar projects completed. As former Chairman of the Canadian Solar Industries Association (CANSIA), Mr. van Doorn is an expert in the management, operations, and construction of solar photovoltaic systems. He is a Professional Engineer, designated in the province of Ontario. Mr. van Doorn's solar experience includes 32MW of community solar in Minnesota, 28 MW built or under construction in New York State, and 20 MW of ground mount systems in Ontario. Further experience includes 140MW of rooftop solar spread across 600 sites in Ontario, including at over 500 schools and North America's largest school rooftop portfolio at the Toronto District School Board, with over 350 sites.

Tracy Zheng, MBA
Chief Administrative Officer

Ms. Zheng is an accomplished business strategist with over 25 years of experience in brand marketing, investments, business development and solar project operations. She is responsible for managing the sales teams, project feasibility studies and partnership negotiations. Ms. Zheng held senior marketing positions specializing in branding and strategy in Colgate-Palmolive, Clairol and other marketing research and internet companies. She holds both a Bachelor of Science in Engineering from Sun Yat-Sen University, and an MBA from York University.

Board of Directors

Dr. Richard Lu, MD, MSc., MHSc., MBA

Dr. Lu has more than 25 years of global energy experience developing and implementing growth strategies for organizations in North America, Europe and Asia. He leads a team of established and trusted developers, engineers, asset operators, and investors in the clean and renewable energy space in Canada and the USA. He is an Independent Director at Alkaline Fuel Cell Power Corporation (PWWR.NEO), a high-tech hydrogen fuel cell heat and power system company; and an Independent Director at dynaCERT Inc. (DYA.TSE), a growing high-tech company that specializes in hydrogen application in the transportation industry. He was the Managing Director of Sky Solar Holdings Co., Ltd. (SKYS, NASDAQ), and the VP of Business Development at ARISE Technology Corporation (APV-T). Dr. Lu previously held the position of Chief Conservation Officer and VP, EHS of Toronto Hydro Corporation, and senior positions with Enbridge Gas Distribution, Husky Injection Molding Systems Ltd., and Dillon Consulting.

Paul Pasalic, J.D.

Mr. Pasalic is a private equity professional and a corporate lawyer with more than 15 years of experience in corporate, securities and regulatory matters. Mr. Pasalic has advised on a diverse array of complex multi-jurisdictional transactions across various industries and across the capital structure. Mr. Pasalic holds a bachelors of business administration (finance) from Simon Fraser University, and obtained a juris doctor from the University of Calgary in 2007. Mr. Pasalic is a qualified attorney in Canada (Ontario; Alberta), New York State as well as in England and Wales. Mr. Pasalic is also a CFA charterholder.

Olen Aasen, J.D.

Mr. Aasen is an executive and corporate and securities lawyer with more than 16 years of experience in corporate, securities, mining and regulatory matters. He has been the Corporate Secretary, General Counsel or Vice President, Legal at various Canadian and U.S.- listed companies in the mining, transportation and technology sectors. In the past ten years Mr. Aasen has advised on a significant number of debt and equity financings and structured finance packages. Mr. Aasen did his undergraduate studies in the Finance Department of the Sauder School of Business, obtained a J.D. from the University of British Columbia in 2006 and was called to the British Columbia Bar in 2007. Mr. Aasen was also appointed to the 2016 Legal 500 GC Powerlist for Canada.

Paul Sparkes

Mr. Sparkes is an entrepreneur with over 25 years of experience in media, finance, capital markets and Canada's political arena. He spent a decade in the broadcast and media industry as CTV globemedia's Executive Vice President, Corporate Affairs. He also held senior positions in public service, including with the Government of Canada as Director of Operations to Prime Minister Jean Chretien, and as a senior aide to two Premiers of Newfoundland and Labrador. Paul was a co-founder and executive vice chairman at Difference Capital Financial and serves on a number of private and public boards. He is currently President and founder of Otterbury Holdings Inc., Global Alternatives Advisory, and is an advisor and deal maker for growth companies in the private and public markets.

In Summary

- The Company is seeking investment to execute on its growing project development and acquisition pipeline including projects in the Company's current markets as well as nascent, high-growth solar markets.
- The Company's industry leadership and expertise in solar project development, due diligence, construction, finance and asset management enable the Company to succeed over the long term.
- The Company has accumulated in-depth knowledge of energy markets and off-take contracts, including Value of Distributed Energy Resources, Power Purchase Agreements and Net Metering Credit Agreements, which it will leverage to maximize the value of the projects in its pipeline. The Company believes its experience will provide a meaningful competitive and first-mover advantage as it expands into new markets.
- The Company's goal is to structure its operations in a way that maximizes long-term returns by optimizing projects' energy production, operating expenses and capital structure.

SOLARBANK

Notes and Sources

(1) International Energy Agency. Global Energy Review 2020. https://www.iea.org/reports/global-energy-review-2020/renewables

(2) Scudder, J. (2015). The sun won't die for 5 billion years, so why do humans have only 1 billion years left on Earth? https://phys.org/news/2015-02-sun-wont-die-billion-years.html

(3) Solar Photovoltaic Power Potential by County (2020). https://www.worldbank.org/en/topic/energy/publication/solar-photovoltaic-power-potential-by-country

(4) National Energy Board. Canada's Energy Future 2017: Energy Supply and Demand Projections to 2040 (2017) https://www.cer-rec.gc.ca/en/data-analysis/canada-energy-future/archive/2017/2017nrgftr-eng.pdf

(5) U.S. Department of Energy. Solar Energy in the United States. https://www.energy.gov/eere/solar/solar-energy-united-states

(6) U.S. Department of Energy. Solar Energy in the United States. https://www.energy.gov/eere/solar/solar-energy-united-states

(7) U.S. Department of Energy. Solar Futures Study (2021) https://www.energy.gov/sites/default/files/2021-09/Solar%20Futures%20Study.pdf

(8) Climate Action Tracker. CAT net zero target evaluations. https://climateactiontracker.org/global/cat-net-zero-target-evaluations/#:~:text=As%20of%2020%20September%202022,zero%20goal%20in%20November%202021

(9) António Guterres. UN Secretary-General Remarks. https://media.un.org/en/asset/k1q/k1qn00cy8a

(10) Government of Canada. Update to the Pan-Canadian Approach to Carbon Pollution Pricing 2023-2030. https://www.canada.ca/en/environment-climate-change/services/climate-change/pricing-pollution-how-it-will-work/carbon-pollution-pricing-federal-benchmark-information/federal-benchmark-2023-2030.html

(11) The White House. FACT SHEET: American Jobs Plan. https://www.whitehouse.gov/briefing-room/statements-releases/2021/03/31/fact-sheet-the-american-jobs-plan/#:~:text=The%20President's%20plan%20will%20create,carbon%2Dfree%20electricity%20by%202035.

(12) Jesse D. Jenkins, Erin N. Mayfield, Jamil Farbes, Ryan Jones, Neha Patankar, Qingyu Xu, and Greg Schivley. Preliminary Report: The Climate and Energy Impacts of the Inflation Reduction Act of 2022. https://repeatproject.org/docs/REPEAT_IRA_Prelminary_Report_2022-09-21.pdf

Company Contact: Dr. Richard Lu, Chief Executive Officer Email: richard.lu@abundantsolarenergy.com Call: 416.264.3880

Agent Contact: Savio Chiu Email: schiu@researchcapital.com Call: 778.373.4088

SOLARBANK